Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via Edgar

November 12, 2024

Uwem Bassey and Jeff Kauten
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SFIDA X, Inc.
Draft Registration Statement on Form F-1
Submitted September 12, 2024
CIK No. 0002035964

Dear Messrs. Bassey and Kauten:

On behalf of our client, SFIDA X, Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 10, 2024 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

Draft Registration Statement on Form F-1

Cover Page

1.	Please tell us why you checked the box indicating that this is a delayed or continuous offering when it appears that you are conducting a firm commitment offering. Please advise or revise.

Response: The box indicating that this offering is a delayed or continuous offering has been checked because the Company is registering the common shares issuable upon exercise of the Representative’s Warrants (as defined in the Amended Registration Statement). The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four and one-half year period commencing 180 days from the effective date of the Registration Statement. Accordingly, the relevant box has been checked as a result of the Company registering the common shares issuable upon exercise of the Representative’s Warrants pursuant to Rule 415(a)(1)(iii) under the Securities Act of 1933, as amended (the “Securities Act”).

2.	Please revise to include a brief description of the material terms of the representative’s warrants. Refer to Item 501(b)(2) of Regulation S-K.

Response: The disclosure on the cover page of the Amended Registration Statement has been revised in response to the Staff’s comments.

Risk Factors

If the voting power of our capital stock continues to be highly concentrated..., page 18

3.	Please revise to disclose that under the Companies Act for so long as Mr. Sumita retains 90% of the total number of voting rights of all shareholders he will have the right to demand that all other shareholders sell their shares to him.

Response: The disclosure on pages 3 and 18 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Business

Overview, page 45

4.	Please revise to clarify how Berkley Consulting promotes the use of artificial intelligence as part of the services it provides.

Response: The disclosure on pages 1, 32 and 45 of the Amended Registration Statement has been revised in response to the Staff’s comments. Further, the Company advises the Staff that while Berkeley Consulting does currently support large companies with their Robotic Process Automation projects, Berkeley Consulting has, to date, not supported any project related to Internet of Things or AI. Because Berkeley Consulting’s services are related to corporate IT strategic planning, concept development, and project management, proposing AI-based solutions to improve business operations could become an option for realizing Berkeley Consulting’s strategies in the future, given the trends in technological innovation. However, Berkeley Consulting does not have any concrete plans or achievements related to AI projects at this time.

Management

Stock Options, page 66

5.	Please revise to include a description of the material terms of the Stock Acquisition Rights Allotment Agreement. Refer to Item 6.E.2 of Form 20-F.

Response: The disclosure on page 67 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Underwriting

Lock-Up Agreements, page 90

6.	Please disclose the exceptions to the lock-up agreements with your directors, officers, and existing shareholders.

Response: The disclosure on page 100 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Notes to Consolidated Financial Statements

Note 17: Share-based compensation

(A) Share-based compensation, page F-19

7.	We note from your table on page F-19 that the number of shares is 66,400 for the Second series stock option. Please explain why your table on page F-20 presents the number of shares as 36,000 for the Second series stock option.

Response: The disclosure on page F-20 of the Amended Registration Statement has been revised in response to the Staff’s comment.

(C) Share-based compensation expenses, page F-20

8.

We note that for the Second series stock option, no compensation cost will be recognized until the IPO in the Japanese market has been achieved. Please revise to disclose the amount of compensation cost that you will recognize when the IPO has been achieved in the Japanese market.

Response: The disclosure on page F-20 of the Amended Registration Statement has been revised in response to the Staff’s comment.

Note 18: Revenue, page F-21

9.	Please revise to disclose the amount of revenue recognized over time and at a point in time. Refer to ASC 606-10-50-5 and 55-91(f).

Response: The disclosure on page F-21 of the Amended Registration Statement has been revised in response to the Staff’s comment.

General

10.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company confirms that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner